CM 3.22

SECU 04015605 MMISSION

BB 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pillar Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 SOUTH MAIN STREET, #335
(No. and Street)

WALNUT CREEK	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HAITHAM ASHOO (HUTCH) (925) 356-6780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID VOLKAR, C.P.A.
(Name – *if individual, state last, first, middle name*)

2261 MORELLO AVENUE, SUITE E,	PLEASANT HILL	CA	94523-1812
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

RECD S.E.C. MAR 01 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HAITHAM ASHOO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PILLAR FINANCIAL SERVICES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 24th DAY OF February 2004
BY Haitham E. Ashoo

NOTARY PUBLIC
Natasha Doktorova
Notary Public

Signature

President & CEO
Title

NATASHA DOKTOROVA
COMM. # 1312663
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXP. JULY 9, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, HAITHAM ASHOO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PILLAR FINANCIAL SERVICES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PILLAR FINANCIAL SERVICES, INC.
RECONCILIATION OF DIFFERENCES BETWEEN AUDITED AND UNAUDITED NET CAPITAL
DECEMBER 31, 2003

	UNAUDITED	AUDITED	DIFFERENCES
Total Assets	$ 77,044	$ 76,068	$ (976)
Less Total Liabilities	(30,165)	(34,311)	(4,146)
Less Non-allowable Assets	(32,798)	(31,822)	976
NET CAPITAL	$ 14,081	$ 9,935	$ (4,146)

Total Assets	
To reflect increase in prepaid taxes	$ 1,533
To reflect decrease in Investment NASDAQ	(813)
To reflect increase in depreciation due to acquisition of new assets	(1,696)
Total Assets	$ (976)
Total Liabilities	
To reflect the increase in corporate taxes payable	4,146
Total Liabilities	$ 4,146
Non allowable Assets	
To reflect increase in prepaid taxes	$ (1,533)
To reflect decrease in Investment NASDAQ	813
To reflect increase in depreciation due to acquisition of new assets	1,696
Total Non-allowable Assets	$ 976

David H. Volkar
Certified Public Accountant
2261 Morello Ave • Ste E • Pleasant Hill CA 94523

E-Mail
dvolkar@volkarcpa.com

Fax
(925) 609-8393

(925) 609-8227

REPORT ON INTERNAL CONTROL STRUCTURE
BASED SOLELY ON THE UNDERSTANDING OBTAINED AND
CONTROL ASSESSMENT MADE AS PART OF AN AUDIT OF THE
FINANCIAL STATEMENTS

Pillar Financial Services, Inc.
1600 S. Main Street, suite 335
Walnut Creek, CA 94596

I have audited the financial statements of Pillar Financial Services, Inc., for the year ended December 31, 2003, and have issued my report thereon dated February 25, 2004.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing my audit of the financial statements of Pillar Financial Services, Inc., I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance in the internal control structure.

The management of Pillar Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and the transactions are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate

because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

For the purpose of this report, I have the following recommendations and comments. Management has and should continue to follow through on basic internal control procedures:

a) marking invoices paid with the check number and date; and
b) obtaining proper documentation.

Management should coordinate classification and documentation of expenses more closely with the bookkeeping service so as to maintain proper classification of transactions. Management should follow through on ensuring that that the corporate minutes and state papers are maintained. The filing of the financial statements and all other procedures were done properly. Compliance with the NASD rules and guidelines (the main governing entity) appears to be in order. In addition, improvement in record keeping is shown by the discontinued usage of a cash clearing account. While the basis business structure and practices remained the same, several new account categories were used which more closely identified the expenses for management information. It has only a minor effect on the financial statement presentation and a negligible effect on the audit report. The overall internal control structure is adequate and provides a basis to render an opinion on the financial statement taken as a whole.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and accordingly, also considered to be material weaknesses as defined above. However, I believe none of the reportable conditions described above is a material weakness.

The report is intended for the information of the management of Pillar Financial Services, Inc.

David Volkar

DAVID H. VOLKAR
Certified Public Accountant
Pleasant Hill CA 94523

February 24, 2004

PILLAR FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2003

David H. Volkar
Certified Public Accountant

2261 Morello Ave • Ste E • Pleasant Hill CA 94523-1880

David H. Volkar
Certified Public Accountant
2261 Morello Ave • Ste E • Pleasant Hill CA 94523-1880

E-Mail
dvolkar@volkarcpa.com

Fax
(925) 609-8393

(925) 609-8227

PILLAR FINANCIAL SERVICES, INC.

Table of Contents

Independent Auditors Report	1
Financial Statements	
Balance Sheet	2 - 3
Statement of Income & Expenses	4
Detail of Expenses	5
Statement of Changes in Stockholders Equity	6
Statement of Cash Flow Statement	7
Computation of Net Capital	8
Notes to Financial Statements	9 - 10 - 11
Independent Auditor's Report on Additional Information	12
Form X-17A-5, Part III	13 - 13a
Reconciliation of Differences Between Audited and Unaudited Net Capital	14
Report in Internal Control Structure Based Solely on the Understanding Obtained & Control Assessment Made as Part of an Audit of the Financial Statements	15 - 16

David H. Volkar
Certified Public Accountant
2261 Morello Ave • Ste E • Pleasant Hill CA 94523-1880

E-Mail
dvolkar@volkarcpa.com

Fax
(925) 609-8393

(925) 609-8227

INDEPENDENT AUDITOR'S REPORT

Pillar Financial Services, Inc.
1600 S. Main Street, Suite 335
Walnut Creek, CA 94596

I have audited the accompanying balance sheet of **Pillar Financial Services, Inc.**, as of **December 31, 2003 & 2002**, and the related statements of income and expenses, changes in stockholder equity, cash flows and computation of net capital for the years then ended. These statements are the responsibility of the management of **Pillar Financial Services, Inc**. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly in all material respects the financial position of Pillar Financial Services, Inc. as of December 31, 2003 & 2002, and the results of its operations, changes in stockholder equity, cash flows and computation of net capital for the years then ended in conformity with generally accepted accounting principles.

David Volkar

DAVID H. VOLKAR
Certified Public Accountant

February 24, 2004

PILLAR FINANCIAL SERVICES, INC.
BALANCE SHEET - ASSETS
DECEMBER 31, 2003 AND 2002

		2003		2002
ASSETS				
CURRENT ASSETS:				
Cash (Note 4)	$	5,947	$	4,433
Concessions Receivable Current (Note 1)		38,299		121,215
Concessions Receivable Prior (Note 1)		-		-
Accounts Receivable - Other		100		-
Investment-NASDAQ (Note 5)		2,439		3,252
Security Deposit (Note 3)		4,600		4,600
Prepaid Expenses & Taxes		3,773		1,701
Total Current Assets	$	55,158	$	135,201
FIXED ASSETS:				
Office Equipment & Furniture (Note 1)	$	31,305	$	30,039
Computer Equipment		17,188		17,188
Leasehold Improvements		878		878
Accumulated Depreciation		(28,461)		(21,027)
Total Fixed Assets		20,910		27,078
TOTAL ASSETS	$	76,068	$	162,279

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
BALANCE SHEET
LIABILITIES AND SHAREHOLDER EQUITY
DECEMBER 31, 2003 AND 2002

	2003	2002
LIABILITIES AND SHAREHOLDER EQUITY		
LIABILITIES:		
Accounts Payable	$ **11,415**	$ 2,151
Income Tax Payable (Note 6)	**4,145**	4,337
Pension Contribution Accrual (Note 7)	**-**	2,754
Payroll Taxes Payable	**56**	50,403
Credit Cards	**663**	29,020
Notes Payable (Note 8)	**18,032**	25,000
Total Liabilities	$ **34,311**	$ 113,665
SHAREHOLDER EQUITY:		
Capital Stock (Note 9)	$ **8,060**	$ 8,060
Paid In Capital	**10,133**	10,133
Retained Earnings	**23,564**	30,421
Total Shareholder Equity	**41,757**	48,614
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$ **76,068**	$ 162,279

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003	2002
INCOME:		
Sales	$ 645,375	$ 956,385
Interest	-	-
TOTAL INCOME	$ 645,375	$ 956,385
EXPENSES:		
Detail of Expenses (Page 4)	614,682	908,550
NET INCOME <LOSS> FROM OPERATIONS	$ 30,693	$ 47,835
EXPENSES OTHER THAN FROM OPERATIONS:		
Gain <Loss> from Sale of Assets (Note 5)	$ (813)	$ -
Federal Corporation Income Tax	(4,957)	(812)
State Corporation Income Tax	(2,795)	(4,325)
TOTAL EXPENSES OTHER THAN OPERATIONS:	$ (8,565)	$ (5,137)
NET INCOME <LOSS>	$ 22,128	$ 42,698

The accompanying footnotes are an integral part
of these financial statements

PILLAR FINANCIAL SERVICES, INC.
DETAIL OF EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003	2002
EXPENSES:		
Advertising	$ 4,711	$ 12,806
Accounting and Legal	7,149	10,005
Bank Charges	17	10
Depreciation and Amortization	7,434	5,738
Dues and Subscriptions	2,995	3,813
Entertainment	1,843	2,182
Freight	1,654	2,855
Gifts & Promotion	-	1,606
Insurance	23,900	18,001
Interest Expense	387	542
License & Taxes	1,645	2,681
Mailing Lists	1,322	2,731
Meetings & Seminars Marketing	55,628	60,116
Miscellaneous	-	-
Office Supplies	11,863	13,063
Outside Services	4,875	17,570
Outside Computer Services	8,458	9,755
Pension Contributions	29,656	60,357
Printing	2,451	16,323
Postage	11,989	27,253
Rent	56,933	25,935
Repairs & Maintenance	938	2,315
Salaries	345,990	575,354
Security	-	852
Software	929	360
Supplies	519	163
Telephone	1,115	6,511
Taxes Payroll/Employer	22,637	25,296
Taxes – Property	337	99
Travel	7,189	4,023
Uniforms	-	235
Utilities	118	-
TOTAL EXPENSES FROM OPERATIONS	$ 614,682	$ 908,550

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003	2002
Capital Stock	$ 8,060	$ 41,133
Paid in Capital	10,133	
Retained Earnings	30,421	(12,277)
TOTAL STOCKHOLDER EQUITY, Beginning of Year	$ 48,614	$ 28,856
NET INCOME <LOSS>	$ 22,128	$ 42,698
Corporate Dividends Paid	(28,985)	-
Refund of Federal Taxes		
Change to Capital Stock	-	(26,000)
Purchase of Capital Stock		3,060
TOTAL CHANGES TO STOCKHOLDER EQUITY	$ (6,857)	$ 19,758
Capital Stock	$ 8,060	$ 8,060
Paid in Capital	10,133	10,133
Retained Earnings	23,564	30,421
TOTAL STOCKHOLDER EQUITY End of Year	$ 41,757	$ 48,614

The accompanying footnotes are an integral part
of these financial statements

PILLAR FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	2003	2002
Net Income <Loss>	$ 22,128	$ 42,698
Adjustment to Reconcile Net Income to Net Cash provided by operating activities:		
Depreciation and Amortization	7,434	5,738
Changes in Assets and Liabilities:		
Concessions Receivable – current	82,916	(64,261)
Concessions Receivable – prior		1,493
Employee Advances	(100)	-
Security Deposit	-	(4,600)
Prepaid Expenses	(2,072)	(1,701)
Accounts Payable	9,264	(3,840)
Income Taxes Payable	(192)	4,337
Accrued Pension Payable	(2,754)	2,754
Accrued Payroll Taxes	(50,347)	35,107
Refund of Federal Taxes		
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES	$ 66,277	$ 17,725
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Assets	$ (1,266)	$ (17,775)
Investment in NASDAQ Stock/Warranty	813	-
NET CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES	$ (453)	$ (17,775)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Notes Payables	$ (6,968)	$ 25,000
Credit Cards Payable	(28,357)	17,979
Capital Stock Investment		(22,940)
Dividends Paid	(28,985)	-
NET CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES	$ (64,310)	$ 20,039
NET CHANGE IN CASH AND CASH	1,514	19,989
BEGINNING CASH AND CASH	4,433	(15,556)
ENDING CASH AND CASH	$ 5,947	$ 4,433

The accompanying footnotes are an integral part
of these financial statements

PILLAR FINANCIAL SERVICES, INC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

1. Total ownership equity from Statement of Financial Condition	$ 41,757
2. Deduct ownership equity not allowable	-
3. Total ownership equity qualified for Net Capital	41,757
4. Add: Liabilities subordinated to claims	-
5. Total capital & allowable subordinated liabilities	41,757
6. Deductions and/or charges:	
A) Total non-allowable assets	31,822
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities position	9,935
9. Haircuts on securities	
10. Net Capital	$ 9,935

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required	2,287
12. Minimum dollar net capital requirement	5,000
13. Net capital requirement	2,287
14. Excess Net Capital	7,647
15. Excess Net Capital at 1000%	6,504

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities	34,311
19. Total aggregate indebtedness	34,311
20. Percentage of aggregate indebtedness to net capital	345.37%
21. Percentage of debt to debt-equity total	45.11%

PILLAR FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Pillar Financial Services, Inc. is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operation

Pillar Financial Services, Inc. operates as a retirement, investment and financial planning company. They do investment advising and portfolio management for their clients.

Revenue Recognition

Revenue transactions are recorded on trade dates on an accrual basis. The Concessions Receivable - Current account is for commissions and management fees earned and that are outstanding for 30 days or less. The Concessions Receivable - Prior month account is for commissions earned and those are past due 31 days or more.

Property and Computer Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives: 5 years for property and computer equipment. When assets have been discontinued in service, they are removed from the depreciation schedule.

Provision for Income Tax

Pillar Financial Services, Inc. is registered as California C Corporation and accordingly files Forms 1120 and 100 with the federal and state governments, respectively.

PILLAR FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 2 - Computation of Net Capital

	Dec. 31, 2003	Dec. 31, 2002
Total Assets	**$ 77,044**	$ 162,279
Less - Liabilities	**< 34,311 >**	< 113,665 >
Less - Non-allowable Assets	**< 31,822 >**	< 36,631 >
Net Capital	**$ 9,935**	$ 11,983

The required minimum net capital for Pillar Financial Services, Inc is $ 5,000.

NOTE 3 - Office Space Lease

The corporation headquarters is located at 1600 S. Main Street # 335, Walnut Creek, CA. It is leased on a three-year arrangement. There is a security deposit of $ 4,600 paid and on record.

NOTE 4 - Cash in Bank

Wells Fargo Bank Checking	$ 5,947
Total Cash in Bank	$ 5,947

NOTE 5 - NASDAQ Stock Warrants

On June 28, 2000, Pillar Financial Services, Inc. purchased 300 warrants for a net price of $ 3,252.11. The warrants give Pillar the right to purchase shares of NASDAQ, Inc. stock if and when they go public and issue stock. The NASDAQ has not gone public and/or authorized stock issuance to date and therefore the warrants have suspended value. It is carried on the financial statements at cost because the NASDAQ does intend to issue stock in the future. 25% of the warrants expired June 28, 2003. Therefore, 25% of the cost of $ 3,252.11, which is $ 813.03 is written off as a capital loss, being expired warrants.

NOTE 6 - Income Tax Provision

The income tax is shown on the financial statements as Federal tax $4,956. and California tax $2,795. There is $ 3,211 depreciation on the Federal tax return; this is $ 4,223 less than what has been deducted on the financial statements and California tax return. The Sec. 179 for Federal depreciation of $ 2,624 from year 2001 was utilized in 2002. The 2001 Federal NOL of $ 23,460 was also carried forward and utilized in the 2002 taxable income computation. The California NOL is suspended for two years by California Tax Law and carried forward to future years.

NOTE 7 - Pension Plan

The Company provides a SEP - IRA pension for employees who meet the 3 years employment law requirement. As of year end 2002, there are 4 employees who meet the requirement. The SEP - IRA are funded at 15.00%.

NOTE 8 - Notes Payable

Pillar Financial Services, Inc. has an unsecured line of credit of $ 25,000 with Key West Bank for revolving credit. It is renewable annually and subject to the prime interest rate.

NOTE 9 - Capital Stock

Pillar Financial Services, Inc. incorporated in August 10, 1988 and authorized 1000 shares of one class of common stock par value $ 10.00 to be issued. At the company's inception, an existing company was exchanged into capital stock of 500 shares with a capital basis of $ 15,133. This is now reflected as $ 5,000 capital stock and $ 10,133 additional paid in capital. There have been 306 shares of stock issued to an employee at par value $ 10.00 per share. Thus, there are now 806 shares of stock issued and outstanding for capital stock basis of $ 8,060 and paid in capital of $ 10,133.

David H. Volkar
Certified Public Accountant
2261 Morello Ave • Ste E • Pleasant Hill CA 94523

E-Mail dvolkar@volkarcpa.com
Fax (925) 609-8393
(925) 609-8227

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

Pillar Financial Services, Inc.
1600 South Main Street, suite 335
Walnut Creek, CA 94596

My report on the audit of the basic financial statements of **Pillar Financial Services, Inc**. for the year ending December 31, 2003 is stated on page 1 of this report. I conducted the audit in accordance with generally accepted auditing standards. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The annual audited report X-17 A-5 part III and the schedule of reconciliation of differences between audited and audited net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. They are required by the National Association of Security Dealers (NASD). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Volkar

DAVID H. VOLKAR
Certified Public Accountant
Pleasant Hill, CA 94523

February 24, 2004